

April 4, 2013

<u>Via E-Mail</u>
Darin Myman
Chief Executive Officer
Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey, 08854

> **Re: Wally World Media, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed March 29, 2013**
> **File No. 333-185694**

Dear Mr. Myman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 22, 2013.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 27</u>

1. You state that the number of shares of common stock due will be calculated based on the private placement share price prior to the commencement of trading. Please expand your disclosures to clarify that the issuance price will be adjusted if you conduct additional private placements at varying prices.

2. We note your response to prior comment 4, where you state that Mr. Knie started taking a salary in the amount of $10,000 per month for his services effective October 1, 2012. Please expand your disclosure in this section to disclose the salary amount, and the nature of corresponding services provided by Mr. Knie. Please refer to Item 404(c) of Regulation S-K.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via E-Mail</u>
        Gregg E. Jaclin, Esq., Anslow & Jaclin, LLP